November 18, 2024

Anthony Colucci
Chief Financial Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

       Re: Alta Equipment Group Inc.
           Form 10-K Fiscal Year Ended December 31, 2023
           File No. 001-38864
Dear Anthony Colucci:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services